Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
T: 215.564.8000
stradley.com

Taylor Brody
tbrody@stradley.com
215-564-8071

July 21, 2025

Filed via EDGAR

Mr. Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Amendments for Macquarie High Income Fund (formerly, Delaware Ivy High Income Fund) on Form N-1A (File No. 033-45961; 811-06569)

Dear Mr. Zapata:
On behalf of Macquarie High Income Fund (the “Fund”), a series of Ivy Funds, submitted herewith via EDGAR are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with regard to the amendment to the Fund’s Registration Statement on Form N-1A (each, the “Amendment”) to add language pertaining to the Fund gaining exposure to certain markets in whole or in part, through investments in a wholly-owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”).

Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the related Registration Statement.

Prospectus:
1.
Comment: The third paragraph on page 3 of the Fund’s Prospectus under the “What are the Fund’s principal investment strategies?” defines Subsidiary in the singular. Please confirm whether the Fund intends to invest in only one subsidiary. If the Fund will invest in multiple subsidiaries, please revise the Amendment to reflect as such, and define Subsidiary in the plural.

Response: The Fund confirms that it will only invest in one subsidiary.

2.	Comment: Please provide a definition of “Partnership Investments” in the “Tax Information” section on page 6 of the Fund’s Prospectus.

Response: The Fund has revised the disclosure under “Tax Information” on page 6 of the Fund’s Prospectus disclosure as requested (new language appears underlined):

The Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an IRA, in which case your distributions may be taxed as ordinary income when withdrawn from the tax-advantaged account. The Fund may invest, indirectly through the Subsidiary, in certain foreign operating companies consistent with the Fund’s investment strategies that are classified as partnerships for US federal income tax purposes (Partnership Investments). Partnerships in the United States are governed by Subchapter K of the Internal Revenue Code of 1986 (IRC), which is found in Sections 701 through 777 of the Code. Partnerships themselves are not subject to income tax. Instead, income, deductions, and credits flow through to the partners and each partner must take into account their distributive share of the partnership's income, gain, loss, deduction, or credit on their tax returns.  For purposes of “qualifying income,” income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by a fund. (Refer to amended IRS Section 851(b) and Section 851(b)(2) of the IRC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (QPTP) will be treated as qualifying income.

3.
Comment: Please confirm supplementally that if a management fee is to be charged between the Subsidiary and the affiliate of the Manager, including a performance fee, if any, that it would be included in the “Management fee” line item in the Fund’s expense table on page 1 of the Fund’s Prospectus. Please also confirm that the Subsidiary’s expenses are included in the “Other expenses” line item in the Fund’s expense table on page 1 of the Fund’s Prospectus.

Response: As noted on page 23 of the Fund’s Prospectus under “Who manages the fund – Investment manager,” the Subsidiary does not pay a separate management fee to the affiliate of the Manager who provides advisory services to the Subsidiary. Similarly, the third paragraph under “Who manages the fund – Investment manager” on page 23 of the Fund’s Prospectus states, in relevant part, that the Subsidiary bears the fees and expenses incurred in connection with custody, transfer agency, administrative and audit services. The Fund, however, confirms that if, at any point, the Fund pays expenses of the Subsidiary, such expenses will be included under the “Other expenses” line item in the Fund’s expense table in the Fund’s Prospectus.

4.
Comment: Please provide more detail on the Partnership Investments referred to in the first paragraph under “Tax risk” on page 21 of the Fund’s Prospectus, specifically by describing what the partnerships are invested in.

Response: The following edits will be made to the first paragraph in the “Tax risk” section on page 21 of the Fund’s Prospectus (new language appears underlined and deleted language is struck through):

The Fund may gain most of its exposure to certain non-security based assets through its investment in the Subsidiary, which invests directly in such assets. In order for the Fund to qualify as a regulated investment company (RIC) under Subchapter M of the Internal Revenue Code of 1986, as amended (Internal Revenue Code), the Fund must, among other requirements, derive at least 90% of its gross income each taxable year from “qualifying income.” ~~The Fund anticipates making certain investments in entities treated as partnerships for US federal income tax purposes~~ The Fund may invest, indirectly through the Subsidiary, in certain foreign operating companies consistent with the Fund’s investment strategies that are classified as partnerships for US federal income tax purposes (Partnership Investments). For purposes of “qualifying income,” income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by a Fund. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (QPTP) will be treated as qualifying income. The Fund’s Partnership Investments are not expected to qualify as QPTPs and such investments are generally expected to result in income that may be non-qualifying income. To the extent the Fund invests in Partnership Investments directly, it will seek to restrict its income from Partnership Investments that do not generate qualifying income to a maximum of 10% of its gross income (when combined with its other investments that produce non-qualifying income) to comply with certain qualifying income tests necessary for the Fund to qualify as a RIC, as described in more detail in the SAI. The tax treatment of certain Partnership Investments may be affected by future regulatory or legislative changes that could affect the character, timing and/or amount of the Fund’s taxable income or gains and distributions.

5.
Comment: Please identify who is managing the Subsidiary of the Fund. Also, please define “the Adviser” in the second line from the bottom of the third paragraph under “Who manages the fund – Investment manager” on page 23 of the Fund’s Prospectus and make sure to differentiate between the Adviser and the Manager.

Response: The Fund confirms that Macquarie Alternative Strategies (“MAS”), a series of Macquarie Investment Management Business Trust and an affiliate of the Manager, acts as the investment adviser to the Subsidiary and that the Subsidiary’s board of directors supervises MAS with respect to its management of the Subsidiary’s portfolio and establishes policies and procedures that it must following in its management activities. To provide further clarity, the Fund has revised the third paragraph under “Who manages the fund – Investment manager” on page 23 of the Prospectus to state the following (new language appears underlined and deleted language is struck through):

The Subsidiary has entered into a separate investment advisory agreement with Macquarie Alternative Strategies (Adviser), a series of Macquarie Investment Management Business Trust and an affiliate of the Manager, for the management of the Subsidiary’s portfolio. The Subsidiary does not pay a separate management fee to the Adviser ~~affiliate of the Manager~~ for these services. The services that the Adviser ~~affiliate of the Manager~~ provides to the Subsidiary are similar to those that the Manager provides to the Fund. The board of directors of the Subsidiary supervises the Adviser ~~Manager~~ with respect to its management of the Subsidiary’s portfolio and establishes policies and procedures that it must follow in its management activities. The Subsidiary (or the Fund on behalf of the Subsidiary) has entered into contracts for the provision of custody, transfer agency, administrative and audit services with the same, or with affiliates of the same, service providers that provide those services to the Fund. The Subsidiary bears the fees and expenses incurred in connection with such services. The Adviser, in its capacity as investment adviser to the Subsidiary, will comply with the investment advisory contract requirements of Section 15 of the 1940 Act.

6.
Comment: Please confirm in correspondence that the Subsidiary and the Subsidiary’s board of directors will agree to inspection by the Staff of books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that the Subsidiary and the Subsidiary’s board of directors agree to inspection by the Staff of the books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

7.	Comment: Please confirm that the expenses of the Subsidiary will roll up to the expenses of the Fund in the Fund’s expense table in the Fund’s Prospectus.

Response: The Fund refers to the response to Comment 3. The Fund confirms that any expenses of the Subsidiary that are borne by the Fund will be included in the Fund’s expense table in the Fund’s Prospectus.

8.	Comment: Please explain whether the financial statements of the Subsidiary will correspond with the financial statements of Fund, and if not, why not.

Response: The Fund confirms that the financial statements of the Subsidiary will be reported on a consolidated basis with those of the Fund.

9.
Comment: Please include a more robust discussion on the role of each affiliated sub-advisor listed in the “What are the Fund’s principal investment strategies?” on page 3 and “Our principal investment strategies” on page 8 of the Fund’s Prospectus. Please also include this discussion under the “Who manages the Fund” section of the Fund’s Prospectus.

Response: The following will be added to the Fund’s Investment Strategy on Page 3 and 8, and to the section titled “Who manages the Fund” on page 24 of the Fund’s Prospectus:

Under the global fixed income investment platform, Delaware Management Company can receive the following support services from Macquarie Investment Management Europe Limited, Macquarie Investment Management Austria Kapitalanlage AG, and Macquarie Investment Management Global Limited (together, the “Affiliated Sub-Advisors”) with respect to the Fund:

•           Providing investment advice and recommendations;
•           Executing security trades where the Affiliated Sub-Advisor has local market expertise; and
•           Exercising investment discretion where the Affiliated Sub-Advisor has local market expertise.

Statement of Additional Information:
10.	Comment: Please hyperlink the reference to the Fund’s financial statements in the second-to-last sentence on the cover page of the Fund’s Statement of Additional Information.

Response: The Fund has included a hyperlink to the Fund’s financial statements in the second-to-

last sentence on the cover page of the Fund’s Statement of Additional Information.

11.	Comment: Please hyperlink the reference to the Fund’s financial statements in the last sentence under the heading “Financial Statements” on page 91 of the Fund’s Statement of Additional Information.

Response: The Fund has included a hyperlink to the Fund’s financial statements in the last sentence under the heading “Financial Statements” on page 91 of the Fund’s Statement of Additional Information.

Part C:
12.	Comment: Confirm that the signatory on the Part C signature page is the Chief Accounting Officer/Controller. Please include this title in the signature block.

Response: The Fund confirms that Richard Salus, a signatory on the Part C signature page, is the Chief Accounting Officer/Controller. The Fund has also revised his signature block to include reference to his title of Chief Accounting Officer/Controller.

13.	Comment: The power of attorney should be listed as a separate exhibit in the Fund’s Part C.

Response: The Fund will list the power of attorney as a separate exhibit in the Fund’s Part C.

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Taylor Brody
Taylor Brody